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                                                                     EXHIBIT 23


                       NEW YORK STATE ELECTRIC & GAS CORPORATION
                           SELECTED EMPLOYEE RETENTION PLAN


         I. PURPOSES. The Board of Directors (the "Board") of New York State Electric & Gas Corporation (the "Company") has determined that the possibility of the occurrence of a Change in Control (as defined below) of the Company exists, and that such possibility, and the uncertainty and questions which it may raise among certain key employees, may result in the departure or distraction of such key employees to the detriment of the Company and its shareholders. The Board has determined that it is in the best interests of the Company and its shareholders that appropriate steps be taken to reinforce and encourage the continued attention and dedication of the Participants (as defined below), and to retain their services, during this period of uncertainty and transition. If a Change in Control of the Company occurs, the skills and knowledge of the Participants will be essential during the transition period preceding and following such Change in Control, in order for the Company to continue to provide its services to consumers and to enable the other party to the Change in Control (the "Other Party") to effect a prompt and successful integration of the Company's and the Other Party's businesses. Therefore, in order to accomplish these objectives, this Selected Employee Retention Plan (the "Plan") has been adopted by the Board, effective July 29, 1997.

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         II.  ELIGIBILITY.  The "Participants" shall be those individual officers and employees of the Company and its subsidiaries designated by the Chief Executive Officer of the Company (the "CEO") for participation in the Plan, who shall be key employees of the Company and shall not be parties to a Severance Agreement. Each of the Participants shall be eligible to receive a cash bonus (the "Retention Bonus") equal to a specified percentage of his or her Base Salary (as defined in Section IV.D. below), payable in one or more installments as provided below. The CEO shall notify each individual who is designated as a Participant in writing of his or her designation and the amount of the Retention Bonus for which he or she is eligible and the schedule of installment payments thereof, if any. The aggregate amount of Retention Bonuses that are potentially payable shall not exceed $2 million.

         III.  DEFINITION OF CHANGE IN CONTROL.

    (A) For purposes of this Agreement, a "Change in Control" shall be deemed to have occurred if the conditions set forth in any one of the following paragraphs (i), (ii), (iii), (iv) or (v) shall have been satisfied:

              (i) any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates) representing 25% or more of the combined voting power of the Company's then outstanding securities; or


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              (ii) during any period of two consecutive years (not including any period prior to the date of this Agreement), individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a Person who has entered into an agreement with the Company to effect a transaction described in paragraph (i), (iii) or (iv) of this Section III.A. or a director whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

              (iii) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than
         (a) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the


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         surviving entity), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company, at least 75% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or (b) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person acquires more than 50% of the combined voting power of the Company's then outstanding securities;

              (iv) the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company's assets; or

              (v) the Board adopts a resolution to the effect that, for purposes of this Plan, a Change in Control has occurred.

    (B) "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof; however, a Person shall not include (i) the Company or any of its subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its subsidiaries, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially

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the same proportions as their ownership of stock of the Company.

         IV. CONDITIONS TO PAYMENT OF BONUSES. A. No Retention Bonuses shall be payable unless a Change in Control occurs before the termination of this Plan pursuant to Section VI.E. below. In addition, an individual Participant shall receive a particular scheduled installment of his or her Retention Bonus only if such Participant is an employee of the Company, or of an affiliate thereof, on the Retention Date (as defined in Section V. below) for such installment, or if his or her employment is terminated before the Retention Date (i) by the Company for any reason other than for Cause (as defined in Section IV.B. below) before a Change in Control at the request of the Other Party intending to consummate a Change in Control or (ii) after the occurrence of a Change in Control, by the Participant for Good Reason (as defined in Section IV.C. below) or by the Company for any reason other than Cause (as defined in Section IV.B. below).

         B. For the purposes of this Plan, a termination of a Participant's employment for "Cause" means a termination that takes place as a result of (i) the willful and continued failure by the Participant to substantially perform the Participant's duties with the Company (other than any such failure resulting from the Participant's incapacity due to physical or mental illness or any such actual or anticipated failure after


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a termination for Good Reason by the Participant) after a written demand for substantial performance is delivered to the Participant by the Company, which demand specifically identifies the manner in which the Company believes that the Participant has not substantially performed the Participant's duties, or
(ii) the willful engaging by the Participant in conduct which is demonstrably and materially injurious to the Company or its subsidiaries, monetarily or otherwise. For purposes of clauses (i) and (ii) of this definition, no act, or failure to act, on the Participant's part shall be deemed "willful" unless done, or omitted to be done, by the Participant not in good faith and without reasonable belief that the Participant's act, or failure to act, was in the best interest of the Company.

         C. For purposes of this Plan, the termination of a Participant's employment by the Participant shall be considered to be for "Good Reason" if such termination occurs within 90 days after the occurrence of any one of the following events after a Change in Control:

              (i) the assignment to the Participant of any duties materially inconsistent with the Participant's position at the Company as in effect immediately prior to the Change in Control or a substantial adverse alteration in the nature or status of the Participant's responsibilities from those in effect immediately prior to the Change in Control;

              (ii) a reduction by the Company in the Participant's annual Base Salary as in effect immediately prior to the Change in Control;

              (iii) a change in the location of the Participant's job or office, so that he or she will be based at a location more than fifty
         (50) miles from the location of his or her job or office as in effect immediately prior to the Change in Control;

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              (iv)  the failure by the Company, without the Participant's consent, to pay to the Participant any portion of the Participant's current compensation or to pay to the Participant any portion of an installment of deferred compensation under any deferred compensation program of the Company, within seven (7) days of the date such compensation is due;

              (v) the failure by the Company to continue in effect any compensation plan in which the Participant participates immediately prior to the Change in Control which is material to the Participant's total compensation, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan, or the failure by the Company to continue the Participant's participation therein (or in such substitute or alternative plan) on a basis not materially less favorable, both in terms of the amount of benefits provided and the level of the Participant's participation relative to other participants, as existed at the time of the Change in Control; or


              (vi) the failure by the Company to continue to provide the Participant with benefits substantially similar to those enjoyed by the Participant under any of the Company's pension, life insurance, medical, health and accident, or disability plans in which the Participant was participating at the time of the Change in Control, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the Participant of any material fringe benefit enjoyed by the Participant at the time of the Change in Control, or the failure by the Company to provide the Participant with the number of paid vacation days to which the Participant is entitled on the basis of years of service with the Company in accordance with the Company's normal vacation policy in effect at the time of the Change in Control.

         The Participant's right to terminate the Participant's employment for Good Reason shall not be affected by the Participant's incapacity due to physical or mental illness. The Participant's continued employment shall not constitute consent to, or a waiver of rights with respect to, any act or failure to act constituting Good Reason hereunder.

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         D.   "Base Salary" means the aggregate amount a Participant is
entitled to receive as wages or salary on an annualized basis, payable by the Company and/or any affiliate of the Company, as consideration for the Participant's services (regardless of whether the Participant elects or has elected to defer receipt of all or any portion thereof).

         V. PAYMENT OF RETENTION BONUSES. Retention Bonuses shall be payable in one or more installments following the Change in Control, on such date or dates as shall be determined by the CEO for each Participant (the "Retention Dates"); provided, however, that if a Participant's employment with the Company is terminated under the circumstances described in the second sentence of
Section IV.A. hereof, before the applicable Retention Date for any such installment, all then-unpaid installments of the Retention Bonus shall be paid immediately or, if later, upon the Change in Control.

         VI. MISCELLANEOUS. A. Nothing in the adoption of this Plan shall confer on any Participant the right to continued employment with the Company or any of its affiliates, or affect in any way the right of the Company or any of its affiliates to terminate his or her employment at any time or change his or her responsibilities or affect in any way the rights of a Participant under any other plan or agreement with the Company.

         B. All amounts payable hereunder shall be subject to applicable federal, state and local tax withholding.


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         C.   The Board may amend this Plan at any time, except as provided in this Section VI.C. From and after the date written notice is given to a Participant in accordance with Section II above, the Participant's status as such may not be revoked, the amount of the Retention Bonus for which the Participant is eligible may not be decreased, nor may the Plan be amended in any manner adverse to the Participant, in each case without the express written consent of the Participant.

         D. There will be no funding of any amounts to be paid pursuant to this Plan; provided, however, that the Company, in its discretion, may establish a trust to pay such amounts, which trust shall be subject to the claims of the Company's creditors in the event of the Company's bankruptcy or insolvency; and provided, further, that the Company shall remain responsible for the payment of any such amounts which are not so paid by any such trust.

         E. This Plan shall terminate by its terms at midnight on December 31, 2000, unless a Change in Control has previously occurred or the Board extends the Plan.

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